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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/01/2024 (MM/DD/YY) AND ENDING 08/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HARVESTONS SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8301 E. PRENTICE AVE., SUITE 305
(No. and Street)

GREENWOOD VILLAGE	CO	80111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SUPANG BASSEY	303-832-8887	SUPANG@HARVESTONS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ASSURANCE DIMENSION, LLC
(Name – if individual, state last, first, and middle name)

3111 N UNIVERSITY DR, STE 621	CORAL SPRINGS	FL	33065
(Address)	(City)	(State)	(Zip Code)

	5035
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SUPANG BASSEY _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HARVESTONS SECURITIES, INC. _____, as of 8/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

Notary Public _____

KEITH RICHARD KLEMZ JR.
Notary Public - California
Orange County
Commission # 2477948
My Comm. Expires Jan 25, 2028

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

August 31, 2025

HARVESTONS SECURITIES, INC.

Financial Statements

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of **Harvestons Securities, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Harvestons Securities, Inc.** as of August 31, 2025, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Harvestons Securities, Inc.** as of August 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Harvestons Securities, Inc.'s** management. Our responsibility is to express an opinion on **Harvestons Securities, Inc.'s** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Harvestons Securities, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of **Harvestons Securities, Inc.'s** financial statements. The supplementary information is the responsibility of **Harvestons Securities, Inc.'s** management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Related to Possession or Control Requirements Under SEC Rule 15c3-3, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Harvestons Securities, Inc.'s** auditor since 2017.
Assurance Dimensions, LLC
Coral Springs, Florida
October 29, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of August 31, 2025

ASSETS

Current Assets

Cash and cash equivalents	$	32,128
Trading securities at fair value		956,689
Deposits with clearing organization		100,000
Due from clearing organization		8,471
Prepaid expenses		9,785
Total Current Assets		1,107,073
Total Assets	$	1,107,073

LIABILITIES &
STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable and accrued expenses	$	32,326
Loan from shareholder		19,000
SBA loan - principal and accrued interest		17,592
Total Current Liabilities		68,918

Long Term Liabilities

Deferred income taxes		50,905
SBA loan - principal and accrued interest		270,894
Total Long Term Liabilities		321,799
Total Liabilities		390,717

Commitments and Contingencies (Note 9)

Stockholder's Equity

Common stock, $1 par value;		
1,000,000 shares authorized;		
5,000 shares issued and outstanding		5,000
Additional paid in capital		385,605
Retained earnings		325,751
Total Stockholder's Equity		716,356
Total Liabilities and Stockholder's Equity	$	1,107,073

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended August 31, 2025

Revenues

Underwriting income	$	173,439
Unrealized gain from trading, net		620,656
Other income		14,628
		808,723

Expenses

Operating expenses:

General and administrative	94,027
Travel and entertainment	87,413
Clearing expenses	60,061
Salaries	50,000
Occupancy and equipment expenses	40,216
Licenses and taxes	12,871
Interest Expenses	11,150
Communications	7,280
Commissions	2,700
	365,718

Income before provision for income taxes		443,005
Provision for income taxes		50,905
Net Income	$	392,100

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended August 31, 2025

| | Common Stock | | Additional | | Total |
	Shares	Amount $1 Par Value	Paid In Capital	Retained Earnings	Stock-holder's Equity
Balances at August 31, 2024	5,000	$ 5,000	$ 350,605	$ (66,349)	$ 289,256
Capital contribution			35,000		35,000
Net income for the year				392,100	392,100
Balances at August 31, 2025	5,000	$ 5,000	$ 385,605	$ 325,751	$ 716,356

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended August 31, 2025

Cash Flows from Operating Activities:

Net income	$	392,100
Adjustments to reconcile net income to		
net cash used in operating activities:		
Unrealized gain on securities		(620,656)
Changes in operating assets and liabilites:		
Deferred income taxes		50,905
Underwriting fee receivable		17,485
Due to/from clearing organization		3,212
Prepaid expenses		815
Accounts payables and accrued expenses		837
Net cash used in operating activities		(155,302)

Cash Flows from Financing Activities:

Loan from shareholder		19,000
SBA loan - repayment		(6,959)
Net cash provided by financing activities		12,041

Net Decrease in Cash		(143,261)
Cash at the beginning of the year		175,389
Cash at the end of the year	$	32,128

Supplemental Cash Flow Information

Cash paid for income taxes	$	-
Cash paid for interest	$	11,150

Supplemental Non-cash Information

Shareholder loan converted to capital contribution	$	35,000

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:
Harvestons Securities, Inc. (the "Company"), was incorporated in the State of Colorado on January 15, 1993 for the purpose of conducting business as a registered, fully disclosed securities broker-dealer.

Harvestons has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers. The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amounts receivable from and/or payable to the clearing organization relate to these transactions. In addition, the Company maintains a deposit of $100,000 with the clearing organization at August 31, 2025.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. All property and equipment has been fully depreciated.

Securities Owned
Securities Owned consist of equities and are valued at quoted market value, which is a level 1 input, as described in Note 3. The resulting difference between cost and market is treated as unrealized gain or loss at the year end, which is included in trading revenue.

Income taxes
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with Accounting Standards Codification ("ASC") Topic 740, Income Taxes, ("ASC740"). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's tax returns ended August 31, 2022, 2023, 2024 and (although not yet filed) 2025 are subject to potential examination by the taxing authorities.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company had cash equivalents of $32,128 at August 31, 2025. ASC Topic 940-320-45-7 states that broker-dealers should report trading securities activities in the operation section of the statement of cash flows.

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include deferred tax asset valuation allowance.

Financial Instruments

The Company accounts for its investment securities at fair value under accounting literature including Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments Debt and Equity Securities* ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments ("FASB ASC 825")*.

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). See note 3 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sales securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are included in trading revenue in the statement of operations.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized gains recorded in the statement of operations.

During the year ended August 31, 2025 the Company recognized $620,656 in unrealized gains.

All securities that are classified as trading (Level 1) are included in securities owned at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by pricing services or, when

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)
independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Revenue Recognition
The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on September 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective September 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time.

The Company recognizes revenue from its various revenue streams as follows:

Investment Banking (Underwriting Income)
Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fee at the time the underwriting is completed and the income is recognized at that point in time. At August 31, 2025, the Company did not have underwriting fee receivable.

Commission revenue
Transactions for customers with related commission income and expenses are reported on the trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company did not have any commission revenue during the year ended August 31, 2025.

Trading revenue
Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis.

Commission Expense
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits of $250,000. At August 31, 2025, the Company's cash balance did not exceed federally insured limits. The Company has not experienced any losses in such accounts through August 31, 2025.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was adopted on September 1, 2019 and the Company has determined that it has no current leases which meet the requirements under ASC-842 leases.

Segment reporting policy

On September 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses.

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment reporting policy (continued)
segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is Chief Executive Officer, Morgan Bassey.

2. NET CAPITAL REQUIREMENTS

Harvestons is subject to the Securities and Exchange Uniform Net Capital Rule for fully disclosed broker-dealers (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At August 31, 2025, the Company had net capital of $467,767, of which $367,767 was in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $390,717. Therefore, its ratio of aggregate indebtedness to net capital was 0.84 to 1 at August 31, 2025.

3. FAIR VALUE MEASUREMENTS

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on one or more of the following:
1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market date through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

3. FAIR VALUE MEASUREMENTS (continued)

In certain case, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirely falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirely. The Company's assessment of the significance of a particular input to the fair value measurement in its entirely requires judgement, and considers factors specific to the asset or liability.

At August 31, 2025 the Company's securities owned at fair value are deemed to be Level 1 as the fair value is based on quoted market values.

	Level 1
Debt Securities	$ 46,323
Equity Securities	910,366
Total	$ 956,689

4. LOANS

SBA Economic Injury Disaster Loan
On May 4, 2020, the Company received $8,000 under the Economic Injury Disaster Loan Emergency Advance program.

On June 25, 2020, the Company received $150,000 under the Economic Injury Disaster Loan Emergency Advance program.

On January 3, 2022, the Company received additional $150,000 under the Economic Injury Disaster Loan Emergency Advance program.

The Loan, which was in the form of a Note dated June 25, 2020 and January 3, 2022 issued by the Borrower, bears interest at a rate of 3.75% per annum. The borrower must pay principal and interest payment of $1,466 every month beginning Twenty-four (24) months from the date of the Original Note. All remaining principal and accrued interest is due and payable Thirty (30) years from the date of the Original Note.

Aggregate annual maturities of notes payable at August 31, 2025, are as shown:

Years ending August 31:	SBA Loan
2026	$ 17,592
2027	17,592
2028	17,592
2029	17,592
2030	17,592
Thereafter	200,526
	$ 288,486

4. LOANS (continued)

Less short term		(17,592)
Long term, net	$	270,894

5. REVENUE CONCENTRATION

During the year ended August 31, 2025, the Company had a concentration of revenues from three customers comprising 51%, 42% and 7% of total revenues.

6. INCOME TAXES

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

The Company had taxable loss including carryover loss from previous years of approximately $393,701 for its year ended August 31, 2025.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended August 31, 2025:

	2025
Statutory federal rate	21.00%
State tax rate, net of federal effect	3.70%
Effective Tax Rate	24.70%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax liabilities for the year ended August 31, 2025 was as follows:

Deferred tax liabilities:		
Net operating loss	$	82,677
Minus Unrealized gain on securities owned		(133,582)
Net Deferred Tax Liabilities	$	(50,905)

The provision for income taxes for the year ended August 31, 2025 is $50,905.

7. RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company rents office space from a related party entity under common control under a yearly lease that expired on August 31, 2025. The lease was renewed for another six months and expires on February 28, 2026. The Company recorded rent expense of $36,000 for the year ended August 31, 2025.

Harvestons also carries two month to month office leases at approximately $351 per month plus costs. Rent expense under these leases in fiscal year 2025 was $4,215.

The Company periodically receives funds or advances money from the stockholder. Advances to and from the stockholder are made on an interest free basis. The stockholder had balance due from the Company of $19,000 at August 31, 2025.

8. PENSION PLAN

The Company implemented a cash balance plan on September 1, 2015. The plan's fiscal year matches the Company's fiscal year. Employees become eligible after attaining age 21 and after 1 year of employment with the Company. The employee may become a participant of the plan as of the earlier of the first day of the plan year or the first day of the seventh month of such plan year coinciding with or next following the date such employee met the eligibility requirement. Eligible employees are not required to contribute to the plan. Contributions to the Plan are discretionary and are limited to specified percentages of compensation for the President, Executive Vice President and other employees. The Contributions are subject to a vesting schedule and become fully vested after 3 years of service. The Company had not made contributions for the year ended August 31, 2025.

9. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies
In the normal course of business, we enter into commitments for either fixed income or equity underwritings. As of August 31, 2025 we had no such open underwriting commitments.

As a result of extensive regulation of broker-dealers, we are subject to regular reviews and inspections by regulatory authorities and self-regulation organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of such sanctions. Refer to the "Legal and regulatory matter contingencies" discussion within this footnote for more information about related loss contingency. See Note 2 for additional information regarding regulatory capital requirements applicable to us.

The Company entered into an office lease with a related party (see note 8) effective September 2017. The lease is renewed every 6 months, effective September 1, 2025 and the Company has renewed the lease until February 28, 2026. Future minimum payments required under operating lease obligations at February 28, 2026 are $18,000.

9. COMMITMENTS AND CONTINGENCIES (continued)

<u>Legal and regulatory matter contingencies</u>
In addition to the matter specifically described below, in the normal course of our business, we may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are also subject, from time to time, to other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. Such proceedings may involve, among other things, our sales and trading activities, financial products or offerings we sponsored, underwrote or sold, and operational matters. Some of these proceedings may in the future result, in adverse judgments, settlements, fines, penalties, injunctions or other relief and/or require us to undertake remedial actions. For the year ended August 31, 2025, we have not been party to or subject to any legal and regulatory matters.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2025, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date these financial statements were available to be issued, October 29, 2025.

Supplementary Information

HARVESTONS SECURITIES, INC.
Schedule I : Computation of Net Capital Pursuant to SEC Rule 15c3-1
August 31, 2025

Net Capital

Total stockholder's equity from Statement of Financial Condition	$	716,356
Deduct non-allowable assets:		
Prepaid expenses		9,785
		9,785
Total stockholder's equity qualified for net capital before haircuts on securities positions		706,571
Haircuts on securities postions:		
Other securities owned - equities		136,555
Other securities owned - municipal bonds		3,011
Undue concentration		99,238
		238,804
Net capital		467,767
Net capital requirement		100,000
Net capital in excess of required net capital	$	367,767

Aggregate Indebtedness

Accounts payables and accrued expenses	$	83,231
Loan from shareholder		19,000
SBA loan		288,486
Total aggregate indebtedness	$	390,717

Ratio: Aggregate Indebtedness to Net Capital	0.84 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of August 31, 2025)

Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$	467,767
Adjustments:		
None		-
Net capital, as adjusted	$	467,767
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) FOCUS report	$	390,717
Adjustments:		
None		-
Aggregate indebtedness, as adjusted	$	390,717

Noted: There were no differences between the Computation on Schedule I and the FOCUS report for August 31, 2025, filed by the Company on October 24, 2025.

HARVESTONS SECURITIES, INC.
Schedules II : Computation of Reserve Requirements Under Rule 15c3-3
For The Year Ended August 31, 2025

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii) and the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

In addition, the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

Schedule III : Information Related to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(ii) exemptive provision and the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

In addition, the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.





8301 Prentice Avenue, Ste. 305
Greenwood Village, CO 80111
phone | 303.832.8887
www.harvestons.com

October 29, 2025

Harvestons' Exemption Report

RE: Harvestons Securities, Inc.'s fiscal year end August 31, 2025 Certified Audit

Harvestons Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii), as it relates to commission revenue.

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(ii) throughout the most recent fiscal year without exception.

3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) proprietary trading; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

Supang Bassey
CFO


ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT
REVIEW

To the Stockholders
of **Harvestons Securities, Inc.**

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) **Harvestons Securities, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Harvestons Securities, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") for its introducing broker related activities and (2) **Harvestons Securities, Inc.** stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Harvestons Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Harvestons Securities, Inc.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

We have served as **Harvestons Securities, Inc.'s** auditor since 2017.

Assurance Dimensions
Coral Springs, Florida
October 29, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
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SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.